CONMED HEALTHCARE MANAGEMENT, INC.
7250 Parkway Drive
Suite 400
Hanover, MD 21076

September 9, 2011

Via EDGAR

John Reynolds Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549

Re:	Conmed Healthcare Management, Inc.
Schedule 14A
Filed July 21, 2011
File No. 001-34408

Dear Mr. Reynolds:

Reference is made to the above referenced Preliminary Proxy Statement of Conmed Healthcare Management, Inc. (the “Company”).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Thomas W. Fry

Thomas W. Fry
Senior Vice President, Chief Financial Officer
and Secretary